UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Defense Technology & Systems, Inc.
(Name of Subject Company)
A. Damian Perl
Global Strategies Group Holding S.A.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37950B107
(CUSIP Number of Class of Securities)
John Hillen
President and Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011
703-738-2840
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-8000	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 (703) 760-7700
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information
The tender offer for the outstanding shares of Global Defense Technology & Systems, Inc. (“GTEC”) has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTEC. At the time the tender offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”), and GTEC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTEC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTEC’s stockholders at no expense to them. In addition, at such time GTEC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.
Forward Looking Statements
Statements in this communication other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the GTEC’s actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements, including, but limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTEC’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTEC will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; and other risk factors discussed in GTEC’s Annual Report on Form 10-K, and such other filings that GTEC makes with the Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.

Dear colleagues
I wish to advise you of an exciting development regarding GLOBAL Defense Technology and Systems (GTEC).
Just a short while ago, I and the other members of the board of GTEC have agreed to accept an offer to sell the company to a US based investment firm called Ares Management LLC.
Ares has made an offer of USD24.25 per share which represents a premium of approximately 51% over GTEC’s closing stock price as of March 2, 2011. For reference, a copy of the GTEC press release is attached.
For Global Strategies Group, as the largest shareholder of GTEC, this transaction provides an excellent strategic opportunity. It allows sale proceeds to be used for investment across the Group, to strengthen GLOBAL Integrated Security which is experiencing strong organic growth, and accelerates the development of worldwide investment opportunities through GLOBAL Equity Ventures that will keep GLOBAL at the forefront of the defence and national security sector.
GLOBAL acquired GTEC (then SFA) in February 2007, and over the following two and a half years transformed the business — doubling revenue, trebling earnings and adding strategic focus and direction — before completing a highly successful IPO of the company in November 2009. With further acquisitions and growth of GTEC since IPO, the sale to Ares concludes a highly successful investment cycle for GLOBAL and will provide for the growth of greater scale and capability in the future.
I will keep you informed as the transaction is completed. In the meantime should you have any questions, please do email them to the Director of Communications, Tim Matthews Tim.Matthews@globalgroup.com
This is a very positive step for Global Strategies Group. It will add significant funds to an already strong balance sheet and dynamic organic growth performance and allow for our next strategic development as a major worldwide player in the defence and national security sector. I look forward to announcing more details in the near future.
Thank you all for your continued commitment
Damian